Exhibit 6.5

PRE-COMMITMENT LETTER

November 16, 2020

Dear Jens:

I very much enjoyed our recent conversations and continuing dialogue, As you know, Seismic has been very impressed with what we have seen and heard from you about Blockbonds/Spenn and its products, growth, mission and busines plan.

In light of our strong interest in making a prospective investment in Blockbonds/Spenn, I agree with you that this would be an ideal time to sign a pre-commitment letter for an investment by Seismic in Blockbonds/Spenn setting out the basic procedural parameters for moving forward. As discussed, we contemplate making an investment of $5Million (US) in the Series A round of Blockbonds AS:

1.            Due Diligence. We have already begun a preliminary review of Blockbonds/Spenn, but we will need additional information to confirm our intention to proceed. In order to obtain such information we will be conducting a customary, extensive due diligence investigation of the company and its business, finances, assets and liabilities, including review of all relevant books and records and consultations with appropriate personnel, etc. We will advise you as to when we want to initiate that investigation. Any decision by us to proceed with a transaction with you is, of course, conditioned on our completion of that investigation to our satisfaction. You agree that you will cooperate fully in connection with such investigation.

2.            Negotiation of Terms. After we have gathered the additional specific information we need through our due diligence investigation and confirmed our intention to proceed, we plan to sit down with you to propose and discuss in detail the basic terms of a transaction between us. We expect that the subjects of such discussions would include the precise amount of capital we would invest within $2Million-$5Million, the amount of equity Seismic would expect to acquire (which would be based on a mutually agreed valuation of the company) and the timing of any such capital investment, the types of services Seismic may provide going forward, and the other material terms and conditions attendant to our acquisition of an interest in Blockbonds/Spenn, such as pertinent governance issues, etc.

Seismic Capital Company

11271 Ventura Boulevard, Suite 479

Los Angeles, CA 91604 USA

www.seismic.company

3.            Term Sheet; Definitive Documentation. Once you and we have agreed on the material terms and conditions of a transaction we would jointly memorialize those in a formal, written Term Sheet to serve as the road map for the transaction and a predicate to the definitive documentation, or, if circumstances warrant, proceed directly to the preparation of the definitive agreements and other ancillary instruments documenting our transaction. We expect that the documentation would contain customary provisions applicable to the type and size of transaction we may agree to consummate, including as to closing conditions, representations, warranties and indemnities.

4.	Mutual Confidentiality; No Public Disclosure; Exception.

a.            We will keep in strict confidence all confidential, non-public information you provide us about you (including the information obtained from our due diligence investigation), and you will keep in strict confidence all confidential, non-public information you obtain about us. Each party will only use any confidential, non-public information it obtains about the other as may be necessary or desirable in connection with its evaluation of the prospective transaction between us.

b.            Both you and we agree to keep the existence of this letter and the fact that we are engaged in negotiations regarding a prospective transaction, and all of the details thereof, confidential. Neither of us will make any public disclosures regarding the above prior to the execution of the final transaction documentation without the prior written approval of the other party, which approval will not be unreasonably withheld, conditioned or delayed.

c.            Notwithstanding the above, the foregoing confidentiality and non-disclosure restrictions shall not restrict in any respect either party from communicating relevant information (including confidential, non-public information about the other party) relating to or concerning the prospective transaction to its respective affiliates, officers, directors, employees and professional advisers, and, to the extent relevant, to third parties whose consent is required in connection with the prospective transaction or, in the case of Seismic, to its investors or as may be necessary in furtherance of its due diligence investigation. In such instances the disclosing party shall advise the recipient of the confidential nature of the information (if such be the case).

5.            Expenses. Each party will be responsible for its own costs and expenses, including attorneys', accountants', brokers' or finders' fees, incurred in connection with the negotiation and documentation of any transaction between us.

6.            Projected Closing Date. This will confirm our joint expectation to close any transaction between us by June 30, 2021 (and, if practicable, by the end of the first quarter of 2021), and we each agree to work diligently to meet such deadline.

7.            Non-Binding Nature of This Letter; No Commitment to Consummate a Transaction. This pre-commitment letter is not binding except for the confidentiality and nondisclosure provisions set forth in Section 4 above, which are intended to be binding and enforceable in accordance with their terms. This letter creates no binding commitment on either party to consummate a transaction, and no binding commitments to do so will exist until mutually agreed definitive documentation has been prepared, executed and delivered by the parties. Nothing in this pre-commitment letter shall be deemed to preclude either party from proposing additional or different terms prior to the execution and delivery of the final, binding documentation.

8.            Conditions. This pre-commitment letter is conditioned upon the qualification of Seismic's offering statement pursuant to Regulation A, and any transaction between us is, of course, also subject to approval by the Boards of Directors of Seismic and Blockbonds/Spenn in their respective discretion.

9.            Termination of Negotiations. Either party may terminate negotiations regarding the prospective transaction at any time for any reason or no reason upon notice to the other party.

If the foregoing is in accord with your understanding please sign where indicated below and return the executed letter to me via email. I ask that you do so by the close of business (PST) on Friday, November 20, 2020. Once I receive your signed letter I will touch base with you to discuss our next steps.

Needless to say, we are very excited about this opportunity!

Warm regards,

/s/ Eric B. White
Eric White
President

Seismic Capital Company, Inc.

ACCEPTED AND AGREED:

Blockbonds/Spenn AS

By:	/s/ Jens Glaso
Name: Jens Glaso
Title: Chief Executive Officer
Dated:	16 November 2020